FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 23, 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Annual Results 2011

Contents (continued)

Page

Risk and balance sheet management	128

Capital	130

Liquidity and funding risk	136

Credit risk	148

Market risk	205

Risk factors	210

Statement of directors' responsibilities	212

Additional information	213

Appendix 1 Income statement reconciliations

Appendix 2 Businesses outlined for disposal

Appendix 3 Additional risk management disclosures

Appendix 4 Asset Protection Scheme

Appendix 5 Divisional reorganisation

Forward-looking statements

Certain sections in this document contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believes', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'will', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited to: the Group's restructuring plans, divestments, capitalisation, portfolios, net interest margin, capital ratios, liquidity, risk weighted assets (RWAs), return on equity (ROE), profitability, cost:income ratios, leverage and loan:deposit ratios, funding and risk profile;  certain ring-fencing proposals; sustainability targets; the Group's future financial performance; the level and extent of future impairments and write-downs, including sovereign debt impairments; the protection provided by the Asset Protection Scheme (APS); and the Group's potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: the global economic and financial market conditions and other geopolitical risks, and their impact on the financial industry in general and on the Group in particular; the ability to access sufficient sources of liquidity and funding; the recommendations made by the Independent Commission on Banking (ICB) and their potential implications; the ability to implement strategic plans on a timely basis, or at all, including the disposal of certain Non-Core assets and assets and businesses required as part of the State Aid restructuring plan; organisational restructuring, including any adverse consequences of a failure to transfer, or delay in transferring, certain business assets and liabilities from RBS N.V. to RBS; the full nationalisation of the Group or other resolution procedures under the Banking Act 2009; deteriorations in borrower and counterparty credit quality; costs or exposures borne by the Group arising out of the origination or sale of mortgages or mortgage-backed securities in the United States; the extent of future write-downs and impairment charges caused by depressed asset valuations; the value and effectiveness of any credit protection purchased by the Group; unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices and basis, volatility and correlation risks; changes in the credit ratings of the Group; ineffective management of capital or changes to capital adequacy or liquidity requirements; litigation and regulatory investigations; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; the ability of the Group to attract or retain senior management or other key employees; regulatory or legal changes (including those requiring any restructuring of the Group's operations) in the United Kingdom, the United States and other countries in which the Group operates or a change in United Kingdom Government policy; changes to regulatory requirements relating to capital and liquidity; changes to the monetary and interest rate policies of central banks and other governmental and regulatory bodies; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; impairments of goodwill; pension fund shortfalls; general operational risks; HM Treasury exercising influence over the operations of the Group; insurance claims; reputational risk; the ability to access the contingent capital arrangements with HM Treasury; the participation of the Group in the APS and the effect of the APS on the Group's financial and capital position; the conversion of the B Shares in accordance with their terms; limitations on, or additional requirements imposed on, the Group's activities as a result of HM Treasury's investment in the Group; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Presentation of information

The financial information on pages 5 to 67, prepared using the Group's accounting policies, shows the underlying performance of the Group on a managed basis which excludes certain one-off and other items. This information is provided to give a better understanding of the results of the Group's operations. Group operating profit on this basis excludes:

•	movements in the fair value of own debt;

•	Asset Protection Scheme;

•	Payment Protection Insurance costs;

•	sovereign debt impairment;

•	amortisation of purchased intangible assets;

•	integration and restructuring costs;

•	gain on redemption of own debt;

•	strategic disposals;

•	bonus tax;

•	bank levy;

•	interest rate hedge adjustments on impaired available-for-sale Greek government bonds;

•	write-down of goodwill and other intangible assets; and

•	RFS Holdings minority interest (RFS MI).

Statutory results
The condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated balance sheet, condensed consolidated statement of changes in equity, condensed consolidated cash flow statement and related notes presented on pages 68 to 127 inclusive are on a statutory basis. Reconciliations between the managed basis and statutory basis are included in Appendix 1.

Net interest margin
The basis of calculating the net interest margin (NIM) was refined in Q1 2011 and reflects the actual number of days in each quarter. Group and divisional NIMs for 2010 have been re-computed on the new basis.

Disposal groups
In accordance with IFRS 5 'Non-current assets held for sale and discontinued operations', the Group has transferred the assets and liabilities relating to the planned disposal of its RBS England and Wales, and NatWest Scotland branch-based business, along with certain SME and corporate activities across the UK ('UK branch-based businesses'), to assets and liabilities of disposal groups.

Results summary

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

Core
Total income (1)	26,571	29,698	5,923	6,312	7,138
Operating expenses (2)	(14,183)	(14,454)	(3,330)	(3,498)	(3,600)
Insurance net claims	(2,773)	(4,046)	(590)	(696)	(937)
Operating profit before impairment losses (3)	9,615	11,198	2,003	2,118	2,601
Impairment losses (4)	(3,520)	(3,780)	(941)	(854)	(930)
Operating profit (3)	6,095	7,418	1,062	1,264	1,671

Non-Core
Total income/(loss) (1)	1,206	2,964	(304)	46	321
Operating expenses (2)	(1,295)	(2,256)	(314)	(323)	(481)
Insurance net claims	(195)	(737)	61	(38)	(245)
Operating loss before impairment losses (3)	(284)	(29)	(557)	(315)	(405)
Impairment losses (4)	(3,919)	(5,476)	(751)	(682)	(1,211)
Operating loss (3)	(4,203)	(5,505)	(1,308)	(997)	(1,616)

Total
Total income (1)	27,777	32,662	5,619	6,358	7,459
Operating expenses (2)	(15,478)	(16,710)	(3,644)	(3,821)	(4,081)
Insurance net claims	(2,968)	(4,783)	(529)	(734)	(1,182)
Operating profit before impairment losses (3)	9,331	11,169	1,446	1,803	2,196
Impairment losses (4)	(7,439)	(9,256)	(1,692)	(1,536)	(2,141)
Operating profit/(loss) (3)	1,892	1,913	(246)	267	55
Fair value of own debt	1,846	174	(370)	2,357	582
Asset Protection Scheme	(906)	(1,550)	(209)	(60)	(725)
Payment Protection Insurance costs	(850)	-	-	-	-
Sovereign debt impairment	(1,099)	-	(224)	(142)	-
Bank levy	(300)	-	(300)	-	-
Other items	(1,349)	(936)	(627)	(418)	80
(Loss)/profit before tax	(766)	(399)	(1,976)	2,004	(8)

Memo: Operating profit/(loss) after adjusting for GMS disposal	1,892	1,704	(246)	267	25

For definitions of the notes refer to page 7.

Results summary (continued)

	Year ended		Quarter ended
Key metrics	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010

Performance ratios
Core
- Net interest margin	2.16%	2.23%	2.09%	2.10%	2.25%
- Cost:income ratio (5)	60%	56%	62%	62%	58%
- Return on equity	10.5%	13.3%	7.1%	8.5%	12.1%
- Adjusted earnings/(loss) per ordinary and B share from continuing operations	0.7p	2.4p	(0.6p)	-	0.4p
- Adjusted earnings per ordinary and B share from continuing operations assuming a normalised tax rate of 26.5% (2010 - 28.0%)	4.1p	4.8p	0.7p	0.9p	1.1p
Non-Core
- Net interest margin	0.64%	1.16%	0.31%	0.43%	1.09%
- Cost:income ratio (5)	128%	101%	nm	nm	nm
Group
- Net interest margin	1.92%	2.01%	1.84%	1.84%	2.02%
- Cost:income ratio (5)	62%	60%	72%	68%	65%
Continuing operations
- Basic (loss)/earnings per ordinary and B share (6)	(1.8p)	(0.5p)	(1.7p)	1.1p	-

nm = not meaningful

For definitions of the notes refer to page 7.

Results summary (continued)

	31 December 2011	30 September 2011	Change	31 December 2010	Change

Capital and balance sheet
Funded balance sheet (7)	£977bn	£1,035bn	(6%)	£1,026bn	(5%)
Total assets	£1,507bn	£1,608bn	(6%)	£1,454bn	4%
Loan:deposit ratio - Core (8)	94%	95%	(100bp)	96%	(200bp)
Loan:deposit ratio - Group (8)	108%	112%	(400bp)	118%	(1,000bp)
Risk-weighted assets - gross	£508bn	£512bn	(1%)	£571bn	(11%)
Benefit of Asset Protection Scheme (APS)	(£69bn)	(£89bn)	(22%)	(£106bn)	(35%)
Risk-weighted assets - net of APS	£439bn	£423bn	4%	£465bn	(6%)
Total equity	£76bn	£79bn	(4%)	£77bn	(1%)
Core Tier 1 ratio*	10.6%	11.3%	(70bp)	10.7%	(10bp)
Tier 1 ratio	13.0%	13.8%	(80bp)	12.9%	10bp
Risk elements in lending (REIL)	£41bn	£43bn	(5%)	£39bn	5%
REIL as a % of gross loans and advances (9)	8.6%	8.4%	20bp	7.3%	130bp
Tier 1 leverage ratio (10)	16.9x	17.5x	(3%)	16.8x	1%
Tangible equity leverage ratio (11)	5.7%	5.7%	-	5.5%	20bp
Tangible equity per ordinary and B share (12)	50.1p	52.6p	(5%)	51.1p	(2%)

* Benefit of APS in Core Tier 1 ratio is 0.9% at 31 December 2011 (30 September 2011 - 1.3%; 31 December 2010 - 1.2%).

Notes:

(1)	Excluding movements in the fair value of own debt, Asset Protection Scheme, gain on redemption of own debt, strategic disposals and RFS Holdings minority interest.
(2)
Excluding Payment Protection Insurance costs, amortisation of purchased intangible assets, integration and restructuring costs, bonus tax, bank levy, write-down of goodwill and other intangible assets and RFS Holdings minority interest.

(3)
Operating profit/(loss) before tax, movements in the fair value of own debt, Asset Protection Scheme, Payment Protection Insurance costs, sovereign debt impairment and related interest rate hedge adjustments, amortisation of purchased intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, bonus tax, bank levy, write-down of goodwill and other intangible assets and RFS Holdings minority interest.

(4)	Excluding sovereign debt impairment and related interest rate hedge adjustments on impaired available-for-sale Greek government bonds.
(5)	Cost:income ratio is based on total income and operating expenses as defined in (1) and (2) above and after netting insurance claims against income.
(6)	(Loss)/profit from continuing operations attributable to ordinary and B shareholders divided by the weighted average number of ordinary and B shares in issue. Refer to page 89.
(7)	Funded balance sheet represents total assets less derivatives.
(8)	Net of provisions and including disposal groups.
(9)	Gross loans and advances to customers include in disposal groups and exclude reverse repurchase agreements.
(10)	Tier 1 leverage ratio is total tangible assets (after netting derivatives) divided by Tier 1 capital.
(11)	Tangible equity leverage ratio is total tangible equity divided by total tangible assets (after netting derivatives).
(12)	Tangible equity per ordinary and B share is total tangible equity divided by the number of ordinary and B shares in issue.

Results summary - statutory

Highlights

•	Income of £28,937 million for the year ended 31 December 2011 and £5,038 million for Q4 2011.

•	Operating loss before tax of £766 million for the year ended 31 December 2011 and £1,976 million for Q4 2011.

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

Continuing operations
Total income	28,937	31,868	5,038	8,603	7,822
Operating expenses	(18,026)	(18,228)	(4,567)	(4,127)	(4,507)
Operating profit/(loss) before impairment losses	7,943	8,857	(58)	3,742	2,133
Impairment losses	(8,709)	(9,256)	(1,918)	(1,738)	(2,141)
Operating (loss)/profit before tax	(766)	(399)	(1,976)	2,004	(8)
(Loss)/profit attributable to ordinary and B shareholders	(1,997)	(1,125)	(1,798)	1,226	12

A reconciliation between statutory and managed view income statements is shown in Appendix 1 to this announcement.

Summary consolidated income statement
for the year and quarter ended 31 December 2011

In the income statement set out below, movements in the fair value of own debt, Asset Protection Scheme, Payment Protection Insurance costs, sovereign debt impairment, amortisation of purchased intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, bonus tax, bank levy, interest rate hedge adjustments on impaired available-for-sale Greek government bonds, write-down of goodwill and other intangible assets and RFS Holdings minority interest are shown separately. In the statutory condensed consolidated income statement on page 68, these items are included in income and operating expenses as appropriate.

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
Core	£m	£m	£m	£m	£m

Net interest income	12,023	12,517	3,003	2,968	3,220

Non-interest income (excluding insurance net premium income)	10,578	12,755	1,948	2,352	2,827
Insurance net premium income	3,970	4,426	972	992	1,091

Non-interest income	14,548	17,181	2,920	3,344	3,918

Total income (1)	26,571	29,698	5,923	6,312	7,138
Operating expenses (2)	(14,183)	(14,454)	(3,330)	(3,498)	(3,600)

Profit before insurance net claims and impairment losses	12,388	15,244	2,593	2,814	3,538
Insurance net claims	(2,773)	(4,046)	(590)	(696)	(937)

Operating profit before impairment losses (3)	9,615	11,198	2,003	2,118	2,601
Impairment losses (4)	(3,520)	(3,780)	(941)	(854)	(930)

Operating profit (3)	6,095	7,418	1,062	1,264	1,671

Non-Core

Net interest income	666	1,683	73	110	358

Non-interest income (excluding insurance net premium income)	254	579	(386)	(108)	(218)
Insurance net premium income	286	702	9	44	181

Non-interest income	540	1,281	(377)	(64)	(37)

Total income/(loss) (1)	1,206	2,964	(304)	46	321
Operating expenses (2)	(1,295)	(2,256)	(314)	(323)	(481)

(Loss)/profit before insurance net claims and impairment losses	(89)	708	(618)	(277)	(160)
Insurance net claims	(195)	(737)	61	(38)	(245)

Operating loss before impairment losses (3)	(284)	(29)	(557)	(315)	(405)
Impairment losses (4)	(3,919)	(5,476)	(751)	(682)	(1,211)

Operating loss (3)	(4,203)	(5,505)	(1,308)	(997)	(1,616)

For definitions of the notes refer to page 7.

Summary consolidated income statement
for the year and quarter ended 31 December 2011 (continued)

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
Total	£m	£m	£m	£m	£m

Net interest income	12,689	14,200	3,076	3,078	3,578

Non-interest income (excluding insurance net premium income)	10,832	13,334	1,562	2,244	2,609
Insurance net premium income	4,256	5,128	981	1,036	1,272

Non-interest income	15,088	18,462	2,543	3,280	3,881

Total income (1)	27,777	32,662	5,619	6,358	7,459
Operating expenses (2)	(15,478)	(16,710)	(3,644)	(3,821)	(4,081)

Profit before insurance net claims and impairment losses	12,299	15,952	1,975	2,537	3,378
Insurance net claims	(2,968)	(4,783)	(529)	(734)	(1,182)

Operating profit before impairment losses (3)	9,331	11,169	1,446	1,803	2,196
Impairment losses (4)	(7,439)	(9,256)	(1,692)	(1,536)	(2,141)

Operating profit/(loss) (3)	1,892	1,913	(246)	267	55
Fair value of own debt	1,846	174	(370)	2,357	582
Asset Protection Scheme	(906)	(1,550)	(209)	(60)	(725)
Payment Protection Insurance costs	(850)	-	-	-	-
Sovereign debt impairment	(1,099)	-	(224)	(142)	-
Amortisation of purchased intangible assets	(222)	(369)	(53)	(69)	(96)
Integration and restructuring costs	(1,064)	(1,032)	(478)	(233)	(299)
Gain/(loss) on redemption of own debt	255	553	(1)	1	-
Strategic disposals	(104)	171	(82)	(49)	502
Bank levy	(300)	-	(300)	-	-
Write-down of goodwill and other intangible assets	(11)	(10)	(11)	-	(10)
Other items	(203)	(249)	(2)	(68)	(17)

(Loss)/profit before tax	(766)	(399)	(1,976)	2,004	(8)
Tax (charge)/credit	(1,250)	(634)	186	(791)	3

(Loss)/profit from continuing operations	(2,016)	(1,033)	(1,790)	1,213	(5)
Profit/(loss) from discontinued operations, net of tax	47	(633)	10	6	55

(Loss)/profit for the period	(1,969)	(1,666)	(1,780)	1,219	50
Non-controlling interests	(28)	665	(18)	7	(38)
Preference share and other dividends	-	(124)	-	-	-

(Loss)/profit attributable to ordinary and B shareholders	(1,997)	(1,125)	(1,798)	1,226	12

For definitions of the notes refer to page 7.

Summary consolidated balance sheet
at 31 December 2011

	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m

Loans and advances to banks (1)	43,870	52,602	57,911
Loans and advances to customers (1)	454,112	485,573	502,748
Reverse repurchase agreements and stock borrowing	100,934	102,259	95,119
Debt securities and equity shares	224,263	244,545	239,678
Other assets	154,070	150,405	131,043

Funded assets	977,249	1,035,384	1,026,499
Derivatives	529,618	572,344	427,077

Total assets	1,506,867	1,607,728	1,453,576

Bank deposits (2)	69,113	78,370	66,051
Customer deposits (2)	414,143	433,660	428,599
Repurchase agreements and stock lending	128,503	131,918	114,833
Settlement balances and short positions	48,516	66,478	54,109
Subordinated liabilities	26,319	26,275	27,053
Other liabilities	220,237	230,361	262,113

Funded liabilities	906,831	967,062	952,758
Derivatives	523,983	561,790	423,967

Total liabilities	1,430,814	1,528,852	1,376,725
Owners' equity	74,819	77,443	75,132
Non-controlling interests	1,234	1,433	1,719

Total liabilities and equity	1,506,867	1,607,728	1,453,576

Memo: Tangible equity (3)	55,217	57,955	55,940

Notes:

(1)	Excluding reverse repurchase agreements and stock borrowing.
(2)	Excluding repurchase agreements and stock lending.
(3)	Tangible equity is equity attributable to ordinary and B shareholders less intangible assets.

Analysis of results

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
Net interest income	£m	£m	£m	£m	£m

Net interest income (1)	12,690	13,838	3,082	3,074	3,365

Average interest-earning assets	662,222	689,958	664,613	663,956	661,380

Net interest margin
- Group	1.92%	2.01%	1.84%	1.84%	2.02%
- Core
- Retail & Commercial (2)	3.21%	3.14%	3.17%	3.19%	3.21%
- Global Banking & Markets	0.73%	1.05%	0.76%	0.71%	0.93%
- Non-Core	0.64%	1.16%	0.31%	0.43%	1.09%

Notes:

(1)	For further analysis and details of adjustments refer to pages 74 and 75.
(2)	Retail & Commercial (R&C) comprises the UK Retail, UK Corporate, Wealth, Global Transaction Services, Ulster Bank and US Retail & Commercial divisions.

Key points

2011 compared with 2010

•	Group net interest income was 8% lower largely driven by the run-off of balances and exit of higher margin, higher risk segments in Non-Core.

•	Group NIM was 9 basis points lower, reflecting the cost of carrying a higher liquidity portfolio and by the impact of non-performing assets in the Non-Core division.

•	R&C NIM was up 7 basis points, with strengthening asset margins in the first half of the year offsetting the impact of a competitive deposit market.

Q4 2011 compared with Q3 2011

•	Group net interest income remained stable in Q4 2011, as reduced interest expense from repayment of high cost government-guaranteed debt offset modest margin pressure in R&C.

•	R&C NIM was 2 basis points lower, largely driven by competitive pricing on UK deposits and a continued decline in long-term swap rate returns on current accounts.

•
Overall Group interest-earning assets were broadly stable.  R&C interest-earning assets were flat, while elsewhere in the Group higher central bank cash balances offset asset run-off in GBM and Non-Core.

Q4 2011 compared with Q4 2010

•	R&C NIM was down 4 basis points, with continued tightening of liability margins and a decline in long-term swap rate returns on current accounts more than offsetting asset repricing actions.

•	Average interest-earning assets were up slightly at £665 billion, with growth in UK mortgage balances and in liquidity holdings offsetting Non-Core run-off.

Analysis of results (continued)

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
Non-interest income	£m	£m	£m	£m	£m

Net fees and commissions	4,924	5,983	1,017	1,148	1,604
Income from trading activities	3,381	6,138	140	547	979
Other operating income	2,527	1,213	405	549	26

Non-interest income (excluding insurance net premium income)	10,832	13,334	1,562	2,244	2,609
Insurance net premium income	4,256	5,128	981	1,036	1,272

Total non-interest income	15,088	18,462	2,543	3,280	3,881

Key points

2011 compared with 2010

•	Non-interest income decreased by £3,374 million in 2011 principally driven by lower trading income in GBM and Non-Core and a fall in insurance net premium income.

•	Volatile market conditions led to a reduction in GBM trading income, driven by the deterioration in global credit markets as sovereign difficulties in the eurozone grew.

•
Non-Core trading losses increased by £690 million, reflecting costs incurred as part of the division's focus on reducing capital trading assets, with activity including the restructuring of monoline exposures, which mitigated both significant immediate and future regulatory uplifts in risk-weighted assets.

•
Insurance net premium income fell by 17% largely driven by RBS Insurance's exit from certain business segments, along with reduced volumes reflecting the de-risking of the motor book.  Insurance net premium income in Non-Core also decreased as legacy policies ran-off.

•	2010 results included £482 million of income recorded for GMS prior to its disposal in November 2010.

Q4 2011 compared with Q3 2011

•
GBM trading income included a £368 million change in own credit on derivative liabilities, partially offset by an improved credit hedging (CEM) position of £235 million. Excluding these items, GBM trading income was £542 million versus £551 million in Q3 2011.

•	Insurance premium income fell, largely reflecting the continued de-risking of the motor portfolio.

Q4 2011 compared with Q4 2010

•	More challenging market conditions reduced trading and fee income in GBM.

Analysis of results (continued)

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
Operating expenses	£m	£m	£m	£m	£m

Staff expenses	8,163	8,956	1,781	1,963	2,059
Premises and equipment	2,278	2,276	575	584	636
Other	3,395	3,716	838	858	938

Administrative expenses	13,836	14,948	3,194	3,405	3,633
Depreciation and amortisation	1,642	1,762	450	416	448

Operating expenses	15,478	16,710	3,644	3,821	4,081

General insurance	2,968	4,698	529	734	1,151
Bancassurance	-	85	-	-	31

Insurance net claims	2,968	4,783	529	734	1,182

Staff costs as a % of total income	29%	27%	32%	31%	28%

Key points

2011 compared with 2010

•
Group expenses were 7% lower in 2011, driven by cost savings achieved as a result of the cost reduction programme and Non-Core run-off, largely reflecting the disposal of RBS Sempra and specific country exits.

•
Staff expenses fell 9%, driven by lower GBM variable compensation as a result of its decrease in revenues, and in Non-Core, given the impact of a 32% reduction in headcount and continued business disposals and country exits.

•
General insurance claims were £1,730 million lower, mainly due to the non-repeat of bodily injury reserve strengthening in 2010, de-risking of the motor book, more benign weather in 2011 and claims in Non-Core decreasing as legacy policies ran-off.

•	The Group's cost reduction programme delivered cost savings with an underlying run rate of over £3 billion by the end of 2011.

Q4 2011 compared with Q3 2011

•
Group expenses fell by 5%, significantly driven by a reduction in GBM variable compensation accrued in the first half of 2011. Core R&C expenses declined by 3% in part reflecting lower deposit insurance levies in Wealth and US R&C and continued benefits from the cost reduction programme.

•	Non-Core expenses fell 3% largely driven by ongoing rundown of the division.

Q4 2011 compared with Q4 2010

•
Group expenses were £437 million, or 11% lower than in the prior year, with Non-Core expenses down 35% reflecting the impact of business disposals and country exits and significantly lower current year variable compensation in GBM.

•
General insurance claims fell by 54% as net claims in RBS Insurance fell by £309 million, reflecting an improved risk mix, more benign weather in Q4 2011 and the exit of certain business segments.  Legacy business run-off in Non-Core also reduced claims.

Analysis of results (continued)

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
Impairment losses	£m	£m	£m	£m	£m

Loan impairment losses	7,241	9,144	1,654	1,452	2,155
Securities impairment losses	198	112	38	84	(14)

Group impairment losses	7,439	9,256	1,692	1,536	2,141

Loan impairment losses
- latent	(545)	(121)	(190)	(60)	(116)
- collectively assessed	2,591	3,070	591	689	729
- individually assessed	5,195	6,208	1,253	823	1,555

Customer loans	7,241	9,157	1,654	1,452	2,168
Bank loans	-	(13)	-	-	(13)

Loan impairment losses	7,241	9,144	1,654	1,452	2,155

Core	3,403	3,737	924	817	912
Non-Core	3,838	5,407	730	635	1,243

Group	7,241	9,144	1,654	1,452	2,155

Customer loan impairment charge as a % of gross loans and advances (1)
Group	1.5%	1.7%	1.3%	1.1%	1.6%
Core	0.8%	0.9%	0.9%	0.8%	0.9%
Non-Core	4.8%	4.9%	3.7%	2.8%	4.4%

Note:

(1)	Customer loan impairment charge as a percentage of gross customer loans and advances excluding reverse repurchase agreements and including disposal groups.

Key points

2011 compared with 2010

•
Group loan impairment losses decreased by 21% compared with 2010, driven largely by a £1,569 million reduction in Non-Core loan impairments, despite continuing challenges in Ulster Bank and corporate real estate portfolios.

•
R&C loan impairment losses fell by £199 million, driven by improving credit metrics in UK Retail and US Retail & Commercial partially offset by increases in Ulster Bank, largely reflecting a deterioration in credit metrics on the mortgage portfolio, and a single name provision in GTS.

•	Total Core and Non-Core Ulster Bank loan impairment losses decreased by 3%, as the £223 million increase in Core Ulster Bank losses was more than offset by a decrease in losses recognised in Non-Core.

•	The Group customer loan impairment charge as a percentage of loans and advances fell to 1.5% compared with 1.7% for 2010. For Core, the comparable percentages are 0.8% and 0.9%.

Analysis of results (continued)

Key points (continued)

Q4 2011 compared with Q3 2011

•
Group loan impairment losses increased by 14% in Q4 2011, largely reflecting a small number of corporate provisions in GBM and a small increase in Non-Core impairments related to the UK Corporate portfolio.

•
Total Core and Non-Core Ulster Bank loan impairments fell by £38 million compared with Q3 2011, £570 million versus £608 million, driven by a 14% decrease in Non-Core Ulster Bank impairments. Core Ulster Bank impairments were broadly flat as lower losses on the corporate portfolio were offset by an increase in mortgage losses.

Q4 2011 compared with Q4 2010

•	Group loan impairment losses fell 23% largely driven by a reduction in Non-Core impairment losses reflecting a reduction in Ulster Bank provisions in the quarter.

•	Total Ulster Bank loan impairment losses (Core and Non-Core) were £570 million in Q4 2011, compared with £1,159 million in Q4 2010, driven by the decrease in Non-Core impairments.

•
Loan impairment losses in R&C fell by £51 million, driven by improvements in UK Retail, US Retail & Commercial and Ulster Bank, partially offset by a single name provision in GTS and higher specific provisions in UK Corporate.

•	Provision coverage of risk elements in lending was 49% at the end of Q4 2011, compared with 47% a year earlier.

Analysis of results (continued)

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
One-off and other items	£m	£m	£m	£m	£m

Fair value of own debt*	1,846	174	(370)	2,357	582
Asset Protection Scheme	(906)	(1,550)	(209)	(60)	(725)
Payment Protection Insurance costs	(850)	-	-	-	-
Sovereign debt impairment (1)	(1,099)	-	(224)	(142)	-
Amortisation of purchased intangible assets	(222)	(369)	(53)	(69)	(96)
Integration and restructuring costs	(1,064)	(1,032)	(478)	(233)	(299)
Gain/(loss) on redemption of own debt	255	553	(1)	1	-
Strategic disposals**	(104)	171	(82)	(49)	502
Bank levy	(300)	-	(300)	-	-
Write-down of goodwill and other intangible assets	(11)	(10)	(11)	-	(10)
Other
- Bonus tax	(27)	(99)	-	(5)	(15)
- Interest rate hedge adjustments on impaired available-for-sale Greek government bonds	(169)	-	-	(60)	-
- RFS Holdings minority interest	(7)	(150)	(2)	(3)	(2)

	(2,658)	(2,312)	(1,730)	1,737	(63)

* Fair value of own debt impact:
Income from trading activities	225	(75)	(170)	470	110
Other operating income	1,621	249	(200)	1,887	472

Fair value of own debt (FVOD)	1,846	174	(370)	2,357	582

**Strategic disposals
(Loss)/gain on sale and provision for loss on disposal of investments in:
- RBS Asset Management's investment strategies business	-	80	-	-	-
- Global Merchant Services	47	837	-	-	837
- Life assurance business	-	(231)	-	-	-
- Non-Core project finance assets	-	(221)	-	-	(221)
- Goodwill relating to UK branch-based businesses	(80)	-	(80)	-	-
- Other	(71)	(294)	(2)	(49)	(114)

	(104)	171	(82)	(49)	502

Note:

(1)
The Group holds Greek government bonds with a notional amount of £1.45 billion. In the second quarter of 2011, the Group recorded an impairment loss of £733 million in respect of these bonds as a result of Greece's continuing fiscal difficulties. This charge (c.50% of notional) wrote the bonds down to their market price as at 30 June 2011. In the third quarter of 2011, an additional impairment loss of £142 million was recorded to write the bonds down to their market price as at 30 September 2011 (c.37% of notional). In the fourth quarter of 2011, an additional impairment loss of £224 million was recorded to write the bonds down to their market price as at 31 December 2011 (c.21% of notional).

Analysis of results (continued)

Key points

2011 compared with 2010

•
One-off and other items amounted to a net charge of £2,658 million, including significant legacy costs for the Group: £850 million relating to PPI costs, £1,099 million in sovereign debt impairments, integration and restructuring costs of £1,064 million and a charge of £906 million for the APS. There was also a significant charge of £300 million for the bank levy.

•	A full year gain on FVOD of £1,846 million as a result of Group credit spreads widening partially offset the 2011 charges. This compares with a smaller gain of £174 million in 2010.

•
An impairment of £1,099 million was taken on the Group's AFS bond portfolio in 2011 as a result of the decline in the value of Greek sovereign bonds. As of 31 December 2011, the bonds were marked at 21% of par value.

•	The APS fair value charge was £906 million in 2011. The cumulative charge for the APS was £2,456 million as at 31 December 2011.

•	Integration and restructuring costs remained broadly flat at £1,064 million, reflecting significant GBM restructuring in 2011.

Q4 2011 compared with Q3 2011

•	Q4 2011 integration and restructuring costs increased to £478 million, largely reflecting the GBM headcount reduction announced in 2011, as well as property exit costs.

•	An additional impairment of £224 million was taken in Q4 2011 as a result of the continuing decline in the value of Greek sovereign bonds.

•	The Group's credit spreads narrowed in the fourth quarter resulting in a FVOD charge of £370 million. This compares with a widening of spreads in Q3 2011 and a significant gain of £2,357 million.

•	Q4 2011 included a charge of £300 million relating to the bank levy. For more details of this charge refer to page 19.

Q4 2011 compared with Q4 2010

•	In Q4 2011 the Group recorded a loss of £370 million on FVOD, as Group credit spreads tightened. Wider credit spreads in Q4 2010 resulted in a gain of £582 million.

•
The Q4 2011 APS fair value charge was £209 million compared with a charge of £725 million in Q4 2010, reflecting improved credit spreads in the quarter, as well as a further reduction in assets covered to £131.8 billion at 31 December 2011.

•
Integration and restructuring costs increased from £299 million in Q4 2010 to £478 million in Q4 2011 largely reflecting significant restructuring within GBM along with continued business and country exits.

•
A gain of £502 million on strategic disposals for Q4 2010 largely reflected the £837 million gain on the sale of Global Merchant Services, partially offset by losses on Non-Core project finance assets.

Analysis of results (continued)

Bank levy
The Finance Act 2011 introduced an annual bank levy in the UK.  The levy is collected through the existing quarterly Corporation Tax collection mechanism starting with payment dates on or after 19 July 2011.

The levy is based on the total chargeable equity and liabilities as reported in the balance sheet at the end of a chargeable period. The first chargeable period for the Group was the year ended 31 December 2011. In determining the chargeable equity and liabilities the following amounts are excluded: adjusted Tier 1 capital; certain "protected deposits" (for example those protected under the Financial Services Compensation Scheme); liabilities that arise from certain insurance business within banking groups; liabilities in respect of currency notes in circulation; Financial Services Compensation Scheme liabilities; liabilities representing segregated client money; and deferred tax liabilities, current tax liabilities, liabilities in respect of the levy, revaluation of property liabilities, liabilities representing the revaluation of business premises and defined benefit retirement liabilities. It is also permitted in specified circumstances to reduce certain liabilities: by netting them against certain assets; offsetting assets on the relevant balance sheets that would qualify as high quality liquid assets (in accordance with the FSA definition); and repo liabilities secured against sovereign and supranational debt.

The levy will be set at a rate of 0.088 per cent from 2012. Three different rates applied during 2011, these average to 0.075 per cent. Certain liabilities are subject to only a half rate, namely any deposits not otherwise excluded, (except for those from financial institutions and financial traders) and liabilities with a maturity greater than one year at the balance sheet date. The levy is not charged on the first £20 billion of chargeable liabilities. The cost of the levy to the Group for 2011 is £300 million. As the Group continues to target a reduction in wholesale funding, the cost should decline over time absent further rate increases.

Analysis of results (continued)

Capital resources and ratios	31 December 2011	30 September 2011	31 December 2010

Core Tier 1 capital	£46bn	£48bn	£50bn
Tier 1 capital	£57bn	£58bn	£60bn
Total capital	£61bn	£62bn	£65bn
Risk-weighted assets
- gross	£508bn	£512bn	£571bn
- benefit of the Asset Protection Scheme	(£69bn)	(£89bn)	(£106bn)
Risk-weighted assets	£439bn	£423bn	£465bn
Core Tier 1 ratio (1)	10.6%	11.3%	10.7%
Tier 1 ratio	13.0%	13.8%	12.9%
Total capital ratio	13.8%	14.7%	14.0%

Note:

(1)	The benefit of APS in Core Tier 1 ratio is 0.9% at 31 December 2011 (30 September 2011 - 1.3%; 31 December 2010 - 1.2%).

Key points

2011 compared with 2010

•
The Group's Core Tier 1 ratio remained strong at 10.6%. Core Tier 1 ratio fell 10 basis points compared with 2010, reflecting the PPI charge, the impairment taken on the Group's AFS bond portfolio in relation to Greek sovereign bonds,  the bank levy and the implementation of CRD III.

•
Gross risk-weighted assets fell £63 billion, or 11% in 2011.  Net of the APS scheme the decline was £26 billion. The fall in risk-weighted assets was largely driven by Non-Core run-off and business exits, combined with specific actions taken in Non-Core to reduce capital intensive assets. These were partially offset by CRD III related uplifts which added £21 billion.

Q4 2011 compared with Q3 2011

•	The Core Tier 1 ratio declined 70 basis points versus Q3 2011, reflecting a £21 billion uplift in risk-weighted assets from the implementation of CRD III, along with the quarter's attributable loss.

•	Gross risk-weighted assets were broadly flat on the previous quarter, with the CRD III related uplift offset by Non-Core risk-weighted assets reduction from run-off and restructuring activity.

•	The Q4 2011 capital relief from APS declined to 0.9%, versus 1.3% in Q3 2011, due to the significant decline in covered assets in Non-Core of £20 billion.

Analysis of results (continued)

Balance sheet	31 December 2011	30 September 2011	31 December 2010

Funded balance sheet (1)	£977bn	£1,035bn	£1,026bn
Total assets	£1,507bn	£1,608bn	£1,454bn
Loans and advances to customers (2)	£474bn	£487bn	£508bn
Customer deposits (3)	£437bn	£435bn	£431bn
Loan:deposit ratio - Core (4)	94%	95%	96%
Loan:deposit ratio - Group (4)	108%	112%	118%

Notes:

(1)	Funded balance sheet represents total assets less derivatives.
(2)	Excluding reverse repurchase agreements and stock borrowing, and including disposal groups.
(3)	Excluding repurchase agreements and stock lending, and including disposal groups.
(4)	Net of provisions and including disposal groups. Excluding disposal groups, the loan:deposit ratios of Core and Group at 31 December 2011 were 94% and 110% respectively.

Key points

•
Funded assets declined £58 billion in the quarter to close the year at £977 billion. GBM's funded assets fell £35 billion in 2011, to £362 billion, with further reductions to circa £300 billion of funded assets targeted as RBS restructures its wholesale businesses. Non-Core funded assets fell by £11 billion in the quarter, £44 billion in the year, closing 2011 with funded assets of £94 billion, ahead of its revised target of £96 billion.

•
Loans and advances to customers, including disposal groups of £19 billion, were down 3% from Q3 2011, and down 7% from Q4 2010, largely reflecting run-off in Non-Core. Loans and advances in R&C were broadly flat in the year.

•
Customer deposits, including disposal groups of £23 billion, increased by £6 billion from Q4 2010. R&C deposits increased by £10 billion, 3%, from 2010, partially offset by a decrease in Non-Core as business disposals and country exits continued. Customer deposits also increased by £3 billion compared with Q3 2011, as UK Retail attracted £3 billion of new deposits and UK Corporate attracted £2 billion of new deposits, partially offset by reductions in GBM and Ulster Bank.

•
The Group loan:deposit ratio improved to 108% at 31 December 2011, a 900 basis point improvement from 31 December 2010. The Core loan:deposit ratio also improved to 94% compared with 96% a year earlier.

Further discussion of the Group's liquidity and funding position is included on pages 136 to 145.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 February 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary